SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(27 October 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1Regulatory News Service Announcement, dated 27 October 2016 re: USD Notes Tender Offer

27 October 2016
LLOYDS BANK PLC COMMENCES CASH TENDER OFFERS FOR CERTAIN OF ITS OUTSTANDING NOTES
Lloyds Bank plc (“Lloyds Bank” or the “Offeror”) is today announcing that it is commencing cash tender offers to purchase certain outstanding notes listed in the table below (the “Offers”).

The Offers are being made on the terms and subject to the conditions set out in the Offer to Purchase relating to the Offers dated 27 October 2016 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (together, the “Offer Documents”). Capitalised terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Purpose of the Offers
The Offeror has undertaken the Offers in order to provide the holders of the Notes with an opportunity to have their Notes repurchased while maintaining a prudent approach to funding and liquidity as part of the Group’s ongoing liability management.

The Offers
The Offeror is offering to purchase for cash, on the terms and conditions described in the Offer to Purchase:
1.
any and all of the outstanding Notes indicated in the table below as being subject to the Any and All Tender Offer (collectively, the “Any and All Notes”) (the “Any and All Tender Offer”); and
2.
up to the Maximum Tender Cap (as defined below) of the outstanding Notes indicated in the table below as being subject to the Maximum Tender Offer (collectively, the “Maximum Tender Notes”) (the “Maximum Tender Offer”).

The “Maximum Tender Cap” is a combined aggregate purchase price (exclusive of Accrued Interest (as defined herein)) of up to $2,000,000,000, subject to the Offeror’s right to increase or decrease the Maximum Tender Cap in its sole discretion, subject to applicable law.

The table below sets forth certain terms of the Offers:

Notes	ISIN/CUSIP	Acceptance Priority Level	Principal Amount Outstanding	Early Tender Payment(1)	Fixed Spread (bps)	Reference U.S. Treasury Security	Bloomberg Reference Page	Total Consideration(2)
Any and All Tender Offer
1.750% Senior Notes due 2018 (Series 1)	US53944VAC37 53944VAC3	N/A	$1,000,000,000	N/A	60	0.750% U.S. Treasury Security due September 30, 2018	PX1	To be determined as described herein
1.750% Senior Notes due 2018 (Series 2)	US53944VAG41 53944VAG4	N/A	$1,250,000,000	N/A	60	0.750% U.S. Treasury Security due September 30, 2018	PX1	To be determined as described herein
2.350% Senior Notes due 2019 (Series 3)	US53944VAB53 53944VAB5	N/A	$1,000,000,000	N/A	70	1.000% U.S. Treasury Security due October 15, 2019	PX1	To be determined as described herein
2.400% Senior Notes due 2020 (Series 4)	US53944VAE92 53944VAE9	N/A	$1,000,000,000	N/A	50	1.125% U.S. Treasury Security due September 30, 2021	PX1	To be determined as described herein
3.500% Senior Notes due 2025 (Series 5)	US53944VAH24 53944VAH2	N/A	$1,250,000,000	N/A	80	1.500% U.S. Treasury Security due August 15, 2026	PX1	To be determined as described herein
Maximum Tender Offer
Floating Rate Notes due 2018 (Series 6)	US53944VAF67 53944VAF6	1	$400,000,000	$50.00	N/A	N/A	N/A	$1,001.50
Floating Rate Notes due 2018 (Series 7)	US53944VAD10 53944VAD1	2	$500,000,000	$50.00	N/A	N/A	N/A	$1,002.50
Floating Rate Notes due 2018 (Series 8)	US53944VAL36 53944VAL3	3	$300,000,000	$50.00	N/A	N/A	N/A	$1,006.00
2.000% Senior Notes due 2018 (Series 9)	US53944VAJ89 53944VAJ8	4	$700,000,000	$50.00	70	0.750% U.S. Treasury Security due September 30, 2018	PX1	To be determined as described herein
2.3% Senior Notes due 2018 (Series 10)	US53944VAA70 53944VAA7	5	$1,000,000,000	$50.00	70	0.750% U.S. Treasury Security due September 30, 2018	PX1	To be determined as described herein
Floating Rate Notes due 2019 (Series 11)	US53944VAN91 53944VAN9	6	$450,000,000	$50.00	N/A	N/A	N/A	$1,011.50
2.050% Senior Notes due 2019 (Series 12)	US53944VAM19 53944VAM1	7	$750,000,000	$50.00	65	1.000% U.S. Treasury Security due October 15, 2019	PX1	To be determined as described herein
2.700% Senior Notes due 2020 (Series 13)	US53944VAK52 53944VAK5	8	$1,000,000,000	$50.00	50	1.125% U.S. Treasury Security due September 30, 2021	PX1	To be determined as described herein

(1)
Per $1,000 in principal amount of Maximum Tender Notes (as defined herein) tendered prior to the Early Tender Deadline (as defined herein) and accepted for purchase.
(2)
“Total Consideration” refers to the Any and All Total Consideration per $1,000 in principal amount of the Any and All Notes validly tendered and accepted for purchase in the Any and All Tender Offer or the Maximum Tender Total Consideration per $1,000 in principal amount of the Maximum Tender Notes validly tendered at or before the Early Tender Deadline and accepted for purchase in the Maximum Tender Offer, as applicable. The Maximum Tender Total Consideration includes the Early Tender Payment.

Offer Period
The Any and All Tender Offer will expire at 5.00 p.m., New York City time, on 3 November 2016, unless extended (such date and time, as the same may be extended, the ‘Any and All Expiration Deadline’) or earlier terminated.

The Maximum Tender Offer will expire at 11.59 p.m., New York City time, on 25 November 2016, unless extended (such date and time, as the same may be extended, the “Maximum Tender Expiration Deadline”) or earlier terminated.

Holders must validly tender Maximum Tender Notes at or prior to 5.00 p.m., New York City time, on 9 November 2016 (such date and time, as the same may be extended, the “Early Tender Deadline”) to be eligible to receive the Maximum Tender Total Consideration.

Consideration; Accrued Interest
Any and All Tender Offer
The “Any and All Consideration” for each $1,000 principal amount of each Series of Any and All Notes validly tendered and not validly withdrawn at or prior to the Any and All Expiration Deadline and accepted for purchase by the Offeror will be equal to an amount (rounded to the nearest cent) that would reflect, as of the Any and All Settlement Date, a yield to the maturity date of such Series of Any and All Notes equal to the sum of (i) the Reference Yield for such Series of Any and All Notes, plus (ii) the Fixed Spread set forth in the table above.

Maximum Tender Offer
The ‘Maximum Tender Total Consideration’ for each $1,000 principal amount of each Series of Maximum Tender Fixed Rate Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase by the Offeror pursuant to the Maximum Tender Offer will be equal to an amount (rounded to the nearest cent) that would reflect, as of the Maximum Tender Early Settlement Date, a yield to the maturity date of such Series of Maximum Tender Fixed Rate Notes equal to the sum of: (i) the Reference Yield for such Series of Maximum Tender Notes, plus (ii) the Fixed Spread set forth in the table above.

The “Maximum Tender Total Consideration” for each $1,000 principal amount of each Series of Maximum Tender Floating Rate Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline is set forth in the table above.

The Maximum Tender Total Consideration with respect to each Series of the Maximum Tender Notes includes the Early Tender Payment.

The “Maximum Tender Offer Consideration” for each $1,000 principal amount of each Series of Maximum Tender Fixed Rate Notes validly tendered after the Early Tender Deadline but at or prior to the Maximum Tender Expiration Deadline and accepted for purchase by the Offeror is equal to the Maximum Tender Total Consideration for such Series minus the Early Tender Payment.

Accrued Interest
In addition to the Any and All Consideration, the Maximum Tender Total Consideration or the Maximum Tender Offer Consideration, as the case may be, all Holders of Notes accepted for purchase pursuant to the Offers will also receive, on the applicable Settlement Date (as defined below), accrued and unpaid interest on such Notes from the last interest payment date up to, but not including the applicable Settlement Date (the “Accrued Interest”).

Acceptance Priority Levels; Proration
The amount of each Series of Maximum Tender Notes that is purchased in the Maximum Tender Offer will be based on the Maximum Tender Cap and the Acceptance Priority Level for such Series, as set forth in the table above, with Acceptance Priority Level 1 being the highest and Acceptance Priority Level 8 being the lowest, provided that any Maximum Tender Notes tendered at or prior to the Early Tender Deadline will be accepted for purchase in priority to any Maximum Tender Notes tendered after the Early Tender Deadline, even if such Maximum Tender Notes tendered following the Early Tender Deadline have a higher Acceptance Priority Level than Maximum Tender Notes tendered on or prior to the Early Tender Deadline. Among any Maximum Tender Notes validly tendered after the Early Tender Deadline but on or prior to the Maximum Tender Expiration Deadline, Maximum Tender Notes having a higher Acceptance Priority Level will be accepted before any Maximum Tender Notes tendered following the Early Tender Deadline having a lower Acceptance Priority Level.

Maximum Tender Notes of a Series may be subject to proration if the aggregate principal amount of the Maximum Tender Notes of such Series validly tendered and not validly withdrawn would cause the Maximum Tender Cap to be exceeded. Furthermore, absent an amendment of the Maximum Tender Offer, if the Maximum Tender Offer is fully subscribed as of the Early Tender Deadline, holders who validly tender Maximum Tender Notes after the Early Tender Deadline but on or prior to the Maximum Tender Expiration Deadline will not have any of their Maximum Tender Notes accepted for purchase.

Settlement
Unless offers are extended, reopened or earlier terminated, payment of the consideration to holders of Notes that are accepted for purchase is expected to be made on 8 November 2016 in the case of the Any and All Notes (the “Any and All Settlement Date”), on 15 November 2016 in the case of the Maximum Tender Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline (the “Maximum Tender Early Settlement Date”) and on 30 November 2016 in the case of the Maximum Tender Notes validly tendered and not validly withdrawn after the Early Tender Deadline but at or prior to the Maximum Tender Expiration Deadline (the “Maximum Tender Final Settlement Date”; each of the Any and All Settlement Date, the Maximum Tender Early Settlement Date and the Maximum Tender Final Settlement Date, a “Settlement Date”).

Offer Conditions
The Offers are not conditional upon any minimum amount of Notes being tendered. However, the Offers are conditional upon the satisfaction or waiver of certain conditions described in the Offer to Purchase.

Withdrawal Rights
Any and All Notes tendered pursuant to the Any and All Tender Offer may be withdrawn at any time before the earlier of (i) the Any and All Withdrawal Deadline and (ii) if the Any and All Tender Offer is extended, the 10th Business Day after the commencement of the Any and All Tender Offer. Any and All Notes tendered pursuant to the Any and All Tender Offer may also be withdrawn at any time after the 60th Business Day after commencement of the Any and All Tender Offer if, for any reason, the Any and All Tender Offer has not been consummated within 60 Business Days of commencement.

Maximum Tender Notes may be validly withdrawn at any time before the Maximum Tender Withdrawal Deadline, but not thereafter.

The relevant deadline set by the relevant Clearing System or any intermediary for the submission of Tender Instructions may be earlier than the deadlines set out herein.

Concurrent Non-U.S. Offer
Concurrently with the Offers, the Group is launching an exchange offer (the “Non-U.S. Offer”) in respect of certain of Lloyds Bank’s outstanding euro denominated debt securities. The Non-U.S. Offer is not open to any holder of such securities that is a U.S. resident and is not being made pursuant to the Offer to Purchase. Holders may not tender any securities in the Offers other than the Notes specified in the table above.

Indicative Timetable
The following table sets out the expected dates and times of the key events relating to each Offer. This is an indicative timetable and is subject to change.

Events	Dates and Times

Any and All Tender Offer
Any and All Commencement Date Any and All Offer announced. Offer to Purchase made available to holders of Any and All Notes.	27 October 2016
Any and All Price Determination Date The time at which the Reference Yield for each Series of the Any and All Notes will be determined by the Dealer Managers.	11:00 a.m., New York City time, on 3 November 2016, unless otherwise extended
Any and All Withdrawal Deadline The deadline for holders to validly withdraw Any and All Notes tendered before this date and time, unless otherwise extended.	5.00 p.m., New York City time, on 3 November 2016, unless otherwise extended
Any and All Expiration Deadline
The deadline for holders to tender Any and All Notes pursuant to the Any and All Tender Offer in order to qualify for payment of the Any and All Consideration plus any Accrued Interest.

5.00 p.m., New York City time, on 3 November 2016, unless otherwise extended
Any and All Settlement Date
Payment of the Any and All Consideration, plus any Accrued Interest, for all Any and All Notes validly tendered and not validly withdrawn and accepted for purchase pursuant to the Any and All Tender Offer.

Expected on 8 November 2016, unless otherwise extended

Maximum Tender Offer
Maximum Tender Commencement Date Maximum Tender Offer announced. Offer to Purchase made available to holders of Maximum Tender Notes.	27 October 2016
Early Tender Deadline
The deadline for holders to tender Maximum Tender Notes pursuant to the Maximum Tender Offer in order to qualify for payment on the Maximum Tender Early Settlement Date of the Maximum Tender Total Consideration plus any Accrued Interest.

5.00 p.m., New York City time, on 9 November 2016, unless otherwise extended
Maximum Tender Withdrawal Deadline The deadline for holders to validly withdraw Maximum Tender Notes tendered before this date and time, unless otherwise extended.	5.00 p.m., New York City time, on 9 November 2016, unless otherwise extended
Maximum Tender Price Determination Date The time at which the Reference Yield for each applicable Series of the Maximum Tender Notes will be determined by the Dealer Managers.	11.00 a.m., New York City time, on 10 November 2016, unless otherwise extended
Maximum Tender Early Settlement Date
Payment of the Maximum Tender Total Consideration, plus any Accrued Interest, for all Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline and accepted for purchase pursuant to the Maximum Tender Offer.

Expected on 15 November 2016, unless otherwise extended
Maximum Tender Expiration Deadline
The deadline for holders to tender Notes pursuant to the Maximum Tender Offer in order to qualify for payment on the Maximum Tender Final Settlement Date of the Maximum Tender Offer Consideration plus any Accrued Interest.

11.59 p.m., New York City time, on 25 November 2016, unless otherwise extended
Maximum Tender Final Settlement Date
Payment of the Maximum Tender Offer Consideration, plus any Accrued Interest, for all Notes validly tendered and not validly withdrawn after the Early Tender Deadline but at or prior to the Maximum Tender Expiration Deadline and accepted for purchase pursuant to the Maximum Tender Offer.
Expected on 30 November 2016, unless otherwise extended

The times and dates above are subject, where applicable, to the right of the Offeror to extend, re-open, amend, limit, terminate or withdraw the relevant Offer, subject to applicable law. Accordingly, the actual timetable may differ significantly from the expected timetable set out above.

Holders should confirm with the bank, securities broker or any other intermediary through which they hold their Notes whether such intermediary needs to receive instructions from a holder before the deadlines specified above in order for that holder to be able to participate in, or withdraw their instruction to participate in, the Offers.

FURTHER INFORMATION
Copies of the Offer Documents are available at the following web address: http://www.lucid-is.com/lloydsbank

Requests for additional copies of the Offer Documents and information in relation to the procedures for tendering should be directed to:

Tender Agent
Lucid Issuer Services Limited                                           Email: lloydsbank@lucid-is.com
David Shilson / Arlind Bytyqi                                          Telephone: +44 (0) 20 7704 0880

Investor Relations
Andrew Downey                                                                 Email: andrew.downey@finance.lloydsbanking.com
Director, Investor Relations                                               Telephone: +44 (0) 20 7356 2334

Global Co-Ordinator
Lloyds Bank plc                                                                   U.S. Toll-Free: +1 (855) 400-6511
                                                                                                Collect: +1 (212) 827-3105
                                                                                                In Europe: +44 (0) 20 7158 2720
                                                                                                Email: liability.management@lloydsbanking.com
                                                                                                Attn: Liability Management Group

Joint Dealer Managers
BNP Paribas Securities Corp.                                             U.S. Toll-Free: +1 (888) 210-4358
                                                                                                Collect: +1 (212) 841-3059
                                                                                                In Europe: +44 (0) 20 7595 8668
                                                                                                Email: liability.management@bnpparibas.com
                                                                                                Attn: Liability Management Group

Deutsche Bank Securities Inc.                                           U.S. Toll-Free: +1 (866) 627-0391
                                                                                                Collect: +1 (212) 250-2955
                                                                                                In Europe: +44 (0) 20 7545 8011
                                                                                                Attention: Liability Management Group
                                                                                                Email: liability.management@db.com

UBS Limited                                                                          U.S. Toll-Free: +1 1 (888) 719-4210
                                                                                                Collect: +1 (203) 719-4210
                                                                                                In Europe: +44 (0) 20 7568 2133
                                                                                                Email: ol-liabilitymanagement-eu@ubs.com
                                                                                                Attn: Liability Management Group

DISCLAIMER
This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the Offers. If you are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Managers or the Tender Agent make any recommendation as to whether holders should tender Notes pursuant to the Offers.

OFFER RESTRICTIONS

United Kingdom
The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers are not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Group or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Belgium
Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this announcement nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement may not be used for any other purpose or disclosed to any other person in Belgium.

France
The Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offers. This announcement has not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Italy
None of the Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Canada
Neither this announcement, the Offer to Purchase nor any other materials relating to the Offers constitute, nor may be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.

General
The Offers do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Offeror by such Dealer Manager or affiliate in such jurisdiction.

The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Offer to Purchase comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

This announcement contains inside information.

FORWARD-LOOKING STATEMENTS
Certain statements included in this announcement are forward-looking statements. We and the Group may make forward-looking statements in other documents filed with the SEC that are incorporated by reference into the Offer to Purchase. Forward-looking statements can be identified by the use of forward-looking terminology such as words “expect”, “estimate”, “project”, “anticipate”, “believes”, “should”, “could”, ‘intend”, “plan”, “probability”, “risk”, “target”, “goal”, “objective”, “may”, “endeavour”, “outlook”, “optimistic”, “prospects” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.
In particular, this announcement and certain documents incorporated by reference into the Offer to Purchase include forward-looking statements relating, but not limited to, projections or expectations of LBG’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; LBG’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of LBG or its management including in respect of statements about the future business and economic environments in the U.K. and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.
Other factors could also adversely affect our results or the accuracy of forward-looking statements in this announcement, and you should not consider the factors discussed here or in the Annual Report or other documents incorporated by reference into the Offer to Purchase to be a complete set of all potential risks or uncertainties. We have economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy any changes in economic or market conditions or in governmental policies and actions, it is difficult for us to anticipate the effects that such changes could have on our financial performance and business operations.
The forward-looking statements made in this announcement speak only as of the date of this announcement. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this announcement and we do not assume any responsibility to do so, except as required by applicable law.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 27 October 2016